UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rogan & Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 9th Avenue North, Suite 100
(No. and Street)

Safety Harbor	FL	34695
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	ana@roganfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael Rogan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Rogan & Associates, Inc._____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANNA MICHELE MANZI
Notary Public - State of Florida
Commission # HH 427159
My Comm. Expires Jul 27, 2027
Bonded through National Notary Assn.

Notary Public

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2023

CONTENTS

Report of Independent Registered Public Accounting Firm…………………………………………… 1

FINANCIAL STATEMENTS:

    Statement of financial condition…………………………………………………………………… 2

    Statement of operations……………………………………………………………………………… 3

    Statement of changes in stockholder's equity…………………………………………………… 4

    Statement of cash flows…………………………………………………………………………… 5

    Notes to financial statements………………………………………………………………………..6-12

SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS:

    Schedule I – Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the
        Securities and Exchange Commission and computation of Aggregate Indebtedness …………13

    Schedule II - Computation of determination of reserve requirement and information relating to
        Possession or control requirements pursuant to SEC Rule 15c3-3 14

Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3
    exemption report 15

Exemption report 16



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of **Rogan & Associates, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Rogan & Associates, Inc.** as of December 31, 2023, the related statements of operations and changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Rogan & Associates, Inc.** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Rogan & Associates, Inc.**'s management. Our responsibility is to express an opinion on **Rogan & Associates, Inc.**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Rogan & Associates, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of Aggregate Indebtedness and Schedule II - Computation of determination of reserve requirement and information relating to Possession or control requirements pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of **Rogan & Associates, Inc.**'s financial statements. The supplemental information is the responsibility of **Rogan & Associates, Inc.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of Aggregate Indebtedness and Schedule II - Computation of determination of reserve requirement and information relating to Possession or control requirements pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as **Rogan & Associates, Inc.'s** auditor since 2019.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
April 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	234,033
Receivable from broker-dealers, mutual funds and insurance companies		215,124
Note receivable from stockholder		402,637
Investments in marketable securities		138,920
Property and Equipment, net of depreciation		393,443
Right of use asset		552,892
Prepaid expenses and deposits		55,714
	$	1,992,763

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	48,722
Deferred tax liability		43,128
Commissions payable		192,244
Lease liability		552,882
Total liabilities		836,976

STOCKHOLDER'S EQUITY

Common stock, $1 par value (300 authorized, issued and outstanding)	$	150
Additional paid-in-capital		30,985
Retained earnings		1,148,778
Less Treasury Stock, at cost		(24,126)
Total stockholder's equity		1,155,787
	$	1,992,763

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Investment advisory fees	$	3,838,785
Commissions		944,098
Other revenue		189,021
Interest income		6,733
Total revenues		4,978,637
EXPENSES:		
Employee compensation and benefits		3,665,220
Occupancy and equipment		248,768
Other operating expenses		226,057
Clearing firm charges		224,296
Travel and entertainment		224,169
Professional fees		141,244
Office expense		81,686
Depreciation expense		29,831
Bad debt		15,258
Regulatory fees and expenses		9,953
Total expenses		4,866,482
INCOME BEFORE INCOME TAXES	$	112,155
Income tax provision		50,348
NET INCOME	$	61,807

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2023

| | Common Stock | | Paid-in | Treasury | Retained | Total |
	Shares	Amount	Capital	Stock	Earnings	
Balances, January 1, 2023	150	$ 150	$ 30,985	$ (24,126)	$ 1,156,445	$ 1,163,454
Net income	-	-	-	-	61,807	61,807
Stockholder's Distributions	-	-	-	-	(69,474)	(69,474)
Balances, December 31, 2023	150	$ 150	$ 30,985	$ (24,126)	$ 1,148,778	$ 1,155,787

The accompanying notes are an integral part of this financial statement.

ROGAN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	61,807
Adjustments to net income		
Depreciation		29,831
Unrealized losses on investments		(24,029)
Interest on notes receivable from stockholder		(4,674)
Change in deferred taxes		43,971
(Increase) decrease in:		
Receivables		(46,738)
Prepaid expenses		50,809
Increase (decrease) in:		
Accounts payable and accrued liabilities		39,246
Commissions payable		3,435
Lease liability		(10)
Cash provided by Operating Activities		153,648

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment		(72,814)
Cash Flows used by Investing Activities		(72,814)
Increase in Cash		80,834
Cash, Beginning of year		153,199
Cash, End of year	$	234,033

Non Cash

Note receivable amortization through equity, including interest	$	69,474

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Rogan & Associates, Inc. (the "Company" or "R&A") is a securities broker-dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

R&A is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and an investment adviser. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case includes the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB") as well as the securities commissions of appropriate states. R&A is also a member of Securities Investor Protection Corporation ("SIPC").

<u>Basis of Presentation:</u> The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

<u>Cash and Cash Equivalents:</u> The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2023, there were no cash equivalents.

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2023 the Company did not exceed the federally insured limit.

<u>Marketable Securities:</u> Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned mutual funds and equities at December 31, 2023, priced using Level 1 inputs and valued at $138,920.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Cont'd*)

Property and Equipment, net: Property and equipment are presented at cost less accumulated depreciation. Property and equipment primarily consist of furniture, equipment and certain leasehold improvements. Equipment consists of both network, telecom and individual workstation equipment. Leasehold improvements are costs associated with interior office space improvements made by the Company to its leased office space. Depreciation of the assets is calculated using the straight-line method over the estimated useful lives of the assets which ranges as outlined below:

Asset type	Estimated useful life
Furniture	7-10 years
Equipment	5-10 years
Leasehold improvements	20-40 years

Property and equipment, net consists of the following:

Furniture	$ 78,191
Equipment	103,900
Leasehold improvements	363,872
	545,963
Less accumulated depreciation	152,520
Property and equipment, net	$ 393,443

Income Taxes: Income taxes are provided at the statutory rate and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended December 31, 2020, 2021, 2022 and (although not yet filed) 2023 are subject to potential examination by the taxing authorities.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable: Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2023 no allowance was deemed necessary by management.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Cont'd)*

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company recorded accounts receivable of $215,124 net of $0 allowance for credit losses at December 31, 2023.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2024 and April 1, 2024, the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE B – REVENUE RECOGNITION

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

Investment Advisory Fees

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

NOTE B – REVENUE RECOGNITION *(Cont'd)*

Investment Brokerage Fees

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is settled, i.e., the settlement date.

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by Raymond James & Associates, Inc. ("RJA") on a fully disclosed basis. The Company's agreement with RJA provides that as a clearing broker, RJA will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RJA. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts – Directly Held Assets

Certain client assets are held away from RJA (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

NOTE C – LEASE COMMITMENTS

Effective January 1, 2019, the Company adopted the new lease accounting guidance in ASU 2016-02, *Leases* (Topic 842). The Company's current office space was leased under a five-year term which expires on December 31, 2026. The monthly rent under the lease is $16,478. The Company also has a five-year operating printer lease with US Bank which expires on November 29, 2026, with a monthly payment of $98.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2023:

Year	Office Lease	Printer Lease	Total
2024	$ 197,736	$ 1,171	$ 198,907
2026	197,736	1,171	198,907
2026	197,736	1,074	198,810
Thereafter	-	-	-
Total lease payments	$ 593,208	$ 3,416	$ 596,624
Less: interest	43,499	243	43,742
Present value of lease payments	549,709	3,173	552,882

Total rent and equipment lease expense for 2023 were $220,562 and $1,275, respectively.

NOTE D – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2023, the Company had net capital of $199,269 which was $180,329 in excess of its required capital of $18,940. The Company's ratio of aggregate indebtedness to net capital was 1.4257 to 1 as of December 31, 2023. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

NOTE E – RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contributions are discretionary. Employer contributions for 2023 were $83,468.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. As of December 31, 2023, there are no liabilities or gain or loss contingencies that are required to be accrued or disclosed under U.S. GAAP.

NOTE G – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2023.

NOTE H – RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company had a balance of $402,637 for its receivable from its stockholder. This receivable is evidenced by a ten-year promissory note carrying a 1% annual interest rate. The amortization of the note and accrued interest are recorded as a distribution from equity on an annual basis.

NOTE I – INCOME TAXES

The Company files income tax returns in the U.S. Federal jurisdiction and various state jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2023:

Jurisdiction	Open Years	Examination in Process
United States-Federal income tax	2021-2023	None
United States-various states	2019-2023	None

The income tax benefit (expense) consists of the following at December 31:

	2023
Current:	
Federal	$ (5,672)
State	(704)
	$ (6,376)
Deferred:	
Federal	$ (36,434)
State	(7,538)
	(43,972)
Total	$ (50,348)

Deferred income taxes consists of the following at December 31:

	2023
Deferred tax assets (liabilities):	
Depreciation	$ (98,811)
Unrealized gain/loss	(15,134)
Contribution C/O	18,852
Lease accrual	(2)
NOL carryforwards	51,967
Net deferred tax asset -non-current	$ (43,128)

The Company's effective tax rate of 25.345% differs from the federal statutory rate of 21% due mainly to the change in valuation allowance recorded against the deferred tax assets, permanent accounting difference between GAAP and tax accounting and usage of net operating loss carryforwards. Other insignificant reconciling differences include nondeductible meals and entertainment expenses and state taxes.

NOTE I – INCOME TAXES (*Cont'd*)

As a result of the year ending December 31, 2023 taxable income, the Company utilized Federal net operating losses of approximately $107,715. As of December 31, 2023, state net operating loss ("NOL") carry forwards are approximately $8,900 and the Company had available approximately $43,000 in non-§382 NOL's available. The Company's non-§382 NOL's may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period.

The Company has examined all available evidence and has determined that a valuation allowance is not necessary to offset the deferred tax assets presented on the financial statements as of December 31, 2023.

ROGAN & ASSOCIATES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	1,155,787
Total ownership equity qualified for net capital		1,155,787
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		127,014
Note receivable and payable from stockholder		402,637
Prepaid expenses and deposits		55,714
Fixed assets, net of depreciation		393,443
Net capital before haircuts on securities positions		176,979
Add: Deferred tax credits		43,128
Less: Haircuts and undue concentration		20,838
Net capital	$	199,269

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	18,940
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		18,940
Excess net capital	$	180,329
Net capital less greater of 10% of aggregate indebtedness or		
120% of minimum dollar net capital requirement		
of reporting broker-dealer	$	170,859

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness from Statement of Financial Condition	$	836,976
Deduct:		
Lease liability		(552,882)
Total aggregate indebtedness	$	284,094
Ratio of aggregate indebtedness to net capital		142.57%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5, as amended on 3/29/24, as of December 31, 2023.

ROGAN & ASSOCIATES, INC.

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2023

The Company claims exemption from the provisions of Rule 15c3-3 (the "Rule") under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2023, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of **Rogan & Associates, Inc.:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rogan & Associates, Inc identified the following provision(s) of 17 C.F.R. §15c3- 3(k) under which Rogan & Associates, Inc claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Rogan & Associates, Inc stated that Rogan & Associates, Inc met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rogan & Associates, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rogan & Associates, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
April 1, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES

FINANCIAL PLANNERS

ROGAN & ASSOCIATES, INC.
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2023

Rogan & Associates, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Michael Rogan, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:  _____

Title: _____President_____

Date: _____04-01-2024_____

Rogan & Associates, Inc.
200 Ninth Avenue North, Suite 100, Safety Harbor, FL 34695   t: 727.712.3400   tf: 1.866.779.3258   f: 727.712.3113   www.roganfinancial.com
Member: SIPC